UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of March 2023

Commission File Number: 001-38304

DOGNESS (INTERNATIONAL) CORPORATION

(Registrant’s name)

No. 16 N. Dongke Road, Tongsha Industrial Zone

Dongguan, Guangdong

People’s Republic of China 523217

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On March 23, 2023, the Registrant received a letter from the Listings Qualifications Department of The Nasdaq Stock Market LLC (the “Nasdaq”) notifying the Registrant that the minimum closing bid price per share of its Class A common shares was below $1.00 for a period of 30 consecutive business days and that the Registrant did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). This current report is filed pursuant to Nasdaq Listing Rule 5810(b). The Nasdaq notification letter does not result in the immediate delisting of the Registrant’s Class A common shares, and the shares will continue to trade uninterrupted under the symbol “DOGZ.”

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Registrant has a compliance period of 180 calendar days, or until September 18, 2023 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of the Registrant’s Class A common shares is at least $1.00 for a minimum of 10 consecutive business days, Nasdaq will provide the Registrant a written confirmation of compliance and the matter will be closed.

In the event the Registrant does not regain compliance by September 18, 2023, the Registrant may be eligible for an additional 180 calendar day grace period. To qualify, the Registrant will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for Nasdaq, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary. If the Registrant chooses to implement a reverse stock split, it must complete the split no later than ten business days prior to the expiration of the second compliance period.

On March 24, 2023, the Registrant issued a press release entitled “Dogness Receives NASDAQ Notification Regarding Minimum Bid Requirements.” A copy of the please release is filed as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference.

Exhibits

Exhibit 99.1	Press release dated March 24, 2023, entitled “Dogness Receives NASDAQ Notification Regarding Minimum Bid Requirements.”

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dogness (International) Corporation

Date: March 24, 2023	By:	/s/ Yunhao Chen
	Name:	Yunhao Chen
	Title:	Chief Financial Officer (Principal Financial Officer) and Duly Authorized Officer